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                            September 9, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Horizen Trust (ZEN)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Horizen
Trust (ZEN)
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form 10
                                                            Filed August 16,
2022
                                                            File No. 000-56435

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Exhibit 99.1

       General

   1. Refer to your response to comment 2. We note that you will transact in ZEN, for example selling ZEN to
raise the funds needed for the payment of any Additional Trust
                                                        Expenses. Please
describe the procedures conducted by the Trust and Sponsor to determine, among other
things, whether the counter-party in such transactions is not a sanctioned entity.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Sonnenshein
Grayscale Horizen Trust (ZEN)
September 9, 2022
Page 2

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Sonia Bednarowski at
202-551-3666 with any other questions.



FirstName LastNameMichael Sonnenshein                     Sincerely,
Comapany NameGrayscale Horizen Trust (ZEN)
                                                          Division of
Corporation Finance
September 9, 2022 Page 2                                  Office of Finance
FirstName LastName